Practice Medicine *from* Home *with* Direct Reimbursement!

Mohamed Haq, MD
Abdul Moosa, MD
Abbas Ali Khan, MD

eMD Medical Clinic, Telemedicine Clinic in Houston, TX

Expanding Medical Care by Physicians working from Home and Rural Texas Clinics using Telemedicine Carts with Medicare and Medicaid Reimbursement.



State-of-the-art technology provides clear images for both Physician and Patient to see.

KEY COMPONENTS

RURAL[1] TEXAS + TELEMEDICINE[2] MEDICAL CART + REMOTE[3] DOCTORS + MEDICARE & MEDICAID REIMBURSEMENT[4] = eMD

1: "Rural" is any area at least 50 miles from a major city. 2: Telemedicine Medical Carts to be used by trained medical assistants. 3: Doctors will see patients using real-time AV equipment from a remote location (home or office elsewhere). 4: Medicare and Medicaid approved and billed directly by the physician.

CLINICAL BACKGROUND

! RURAL TEXAS SUFFERS FROM A SEVERE SHORTAGE OF PHYSICIANS.

Rural Texas suffers from a severe shortage of Physicians. 12% of Texas counties have no physicians; more than 30% have less than 5 physicians. But the five large metropolitan areas have almost 60% of MDs. 35% of the physicians don't accept Medicaid and 20% don't accept Medicare. The rural clinic with Telemedicine cart with patient site presenter will allow convenient care in physician shortage rural areas from physicians located in highly competitive urban areas or any interested licensed physician irrespective of their location. Small rural communities with poor and elderly patients will be main beneficiaries of this type of clinic.



12%
+30%

TEXAS COUNTIES

12% of Texas counties have NO physicians.

+30% of Texas counties have < 5 physicians.

&

60% of Texas MDs live/work in { HOUSTON, SAN ANTONIO, DALLAS, AUSTIN, FORT WORTH

Residents of rural communities often have to drive more than 30 miles to see the nearest physician.

INTENDED STAKEHOLDERS

Intended stakeholders include: rural communities, especially poor and elderly patients, MDs with Texas license interested in working from home, semi-retired, community Health service organizations, rural pharmacies, Medical Assistants/receptionists seeking employment opportunities in rural areas, Telemedicine cart providers, and rental facilities (strip malls and/or pharmacies).

TIMEFRAME & BUDGET



The pilot clinic ran for a year in an urban Houston area with an equipment cost of about $40,000 and operational cost of $5000/month. The operational cost in a rural area would be closer $3000/month.

ACCOMPLISHED WORK

The eMD Telemedicine clinic is a small, standalone private clinic using a bilingual Medical Assistant (MA) to present the patient to an online physician. It was used as a pilot clinic to study the viability of Telemedicine equipment, patient response, and reimbursement. The Clinic has a single AMD Global Telemedicine Medical Cart which includes a High-Resolution Examination Camera, Digital Otoscope, Digital Stethoscope, Vital sign monitor, etc. The clinic initially opened for evenings and weekends after the regular practice of physicians, becoming fully operational in September 2015.

Following patient registration, the MA reviews history, takes vitals, ear or throat pictures, detail skin exam, depending on symptoms, and asynchronously sends the information to the physician. After one of the four online physicians is connected, the MA presents the patient to the remote doctor online. Depending on the symptoms the synchronous Medical video examination and the video chat occurs on separate split screens. The abdominal palpitation, range of motion for the joints is performed by the MA with the physician watching the patient. Throat, local infections, Eyes or Edema are easily examined with the examination camera using advanced zoom capability. The Ear examination is done with Digital Otoscope. The stethoscope is used along with video chat during the heart and lung examination. The blood tests, imaging, EKG, etc. are done outside like other small traditional clinics and uploaded in the patient chart with history and vitals.

The patients are consistently and overwhelmingly amazed when they see real-time video examinations, especially when comparing their infected ear to their normal ear, or when viewing their oral cavity. Patients can easily discuss the affected areas on the video by looking at the monitor. Patients also noted that communication with the physician is enhanced as physicians are directly looking at the patient rather than taking notes or holding the equipment during the examination. Some of the patients wanted pictures of the affected area as seen on monitor.

The outcomes are very similar to the other primary care clinic after more than 500 patient encounters. The treatment was mostly for common medical conditions like diabetes, hypertension, acute infections, and obesity. There were more than 100 patient encounters with a physician in our weight management program. One patient had seven encounters in a one-year period, but the average was 2.7 encounters per patient. Most patients referred their friends and family to the clinic. Only two patients did not want to be treated using telemedicine and four had to be turned away as they required emergency care.

The first ten months were cash only prior to insurance approval. The clinic has received a Medicare number and provider credentialing. By Texas law this telemedicine care is considered comparable to traditional face-to-face medical care. Traditional Medicaid and most private insurances are covered, although Medicare payment is limited to service in rural areas. The payments are comparable to the traditional clinics based on the few insurance filing and payments received until now.

INTENDED USE

The information is useful in providing better services to rural communities which tend to have a more poor and/or elderly population. The MDs tend to live in urban areas which have better schools and cultural facilities for their families. Living in a rural area is appealing to many people, primarily for the quiet lifestyle and strong community relationships. These "quality of life" variables are important not only to those who want to continue living in rural areas, but also to urban residents who own second homes or who vacation in rural areas. Having access to their own physician when needed using a local telemedicine clinic will greatly benefit many patients. The retention and recruitment of retirement aged residents will become easier by providing quality health care systems. Small rural Telemedicine clinics can become a major part of the health care system and become the principal provider of local health care service in rural areas. Telemedicine clinics with multiple remote physicians will also balance the patient care all over Texas based on gender preference, ethnic/language preference, and specialty care in rural areas.

RESULTS

Overall the pilot telemedicine clinic was a great success. With more than 500 patient encounters, the overwhelming response from both physicians and patients is that the experience was very positive. Most patients returned for follow-up visits, with an average of 2.7 encounters per patient during the one-year period. Out of 500, less than 1% of all patients (2) did not want to use telemedicine, and four had to be turned away as they required emergency care. Physicians were impressed by the zoom camera that displayed real-time video footage and still images that could be reviewed later for diagnosis.

- **500+ Patient Encounters**
- **Overwhelmingly Favorable Response from Physicians & Patients**
- **Common Medical Conditions Treated:**
  - **Diabetes**
  - **Hypertension**
  - **Acute Infections**
  - **Obesity**
- **Medicare & Medicaid Reimbursement: Approved**



Benefiting Rural Texas

MEDICARE & MEDICAID REIMBURSEMENT



TEXAS MEDICAID
PROVIDER PROCEDURES MANUAL
MARCH 2016
Volume 2 PROVIDER HANDBOOKS
TELECOMMUNICATION SERVICES HANDBOOK



3.1 Telemedicine Services

Telemedicine is defined as a health-care service that is either initiated by a physician who is licensed to practice medicine in Texas or provided by a health professional who is acting under physician delegation and supervision. Telemedicine is provided for the purpose of the following:

- Client assessment by a health professional
- Diagnosis, consultation, or treatment by a physician
- Transfer of medical data that requires the use of advanced telecommunications technology, other than telephone or facsimile technology, including the following:
  - Compressed digital interactive video, audio, or data transmission.
  - Clinical data transmission using computer imaging by way of still-image capture and store-and-forward.
  - Other technology that facilitates access to health-care services or medical specialty expertise.

3.1.1 Distant Site

A distant site is the location of the provider rendering the service. Distant-site telemedicine benefits include services that are performed by the following providers, who must be enrolled as a Texas Medicaid provider:

- Physician
- CNS
- NP
- PA
- CNM

The following procedure codes, when billed with the GT modifier, are a benefit for distant-site telemedicine providers:

Procedure Codes									
90791	90792	90832	90833	90834	90836	90837	90838	90951	90952
90954	90955	90957	90958	90960	90961	99201	99202	99203	99204
99205	99211	99212	99213	99214	99215	99241	99242	99243	99244
99245	99251	99252	99253	99254	99255	G0406*	G0407*	G0408*	G0425
G0426	G0427	G0459							

*Procedure codes are limited to one service per day.
Note: Procedure codes for behavioral health services are subject to the benefits and limitations outlined in Chapter 29, "Outpatient Behavioral Health." Procedure codes 90833, 90836, and 90838 are add-on codes and must be billed with a primary E/M procedure code in order to be reimbursed.



Medicare Reimburses for Telehealth
Last Updated Wednesday, 11 February 2015 09:43

MEDICARE

Medicare reimburses for telehealth at the same rate as face-to-face. Medicare also reimburses $18 per session for the staff person presenting with the client (Telehealth originating site facility fee - CPT code Q3014). Medicare imposes three restrictions on the use of telepsychiatry/telehealth:

1. **Geographic** - The consumer must be located in a non-metropolitan statistical area (click here to download list), (or a rural census tract within a metropolitan statistical area) (click here to search for your census tract by street address). (click here to see a list of rural census tracts). Note: you need to provide State code + County code + census tract from your street address search.
2. **Facility type** - The consumer must be located in a qualifying facility such as a Skilled Nursing Facility, and accompanied by a staff person.
3. **Procedure** - Must be an approved procedure for telehealth (see below).

Services conducted via telehealth and reimbursed by Medicaid and Medicare use the same billing codes as face-to-face (with a "GT" modifier). These services include:

1. 90791 - 90792: Psychiatric diagnostic interview examination
   90832 – 90834 and 90836 – 90838: Individual psychotherapy
   90845: Psychoanalysis
   90846 - 90847: Family psychotherapy
   90951 - 90952, 90954 - 90955, 90957 - 90958, and 90960 - 90961: End-Stage Renal Disease-related services included in the monthly capitation payment
   96116: Neurobehavioral status examination
   96150 – 96154: Individual and group health and behavior assessment and intervention
   97802 – 97804 and G0270: Individual and group medical nutrition therapy

FINANCIAL DISCLOSURE: The authors have financial interest and Patents (US8,589,177 and US7,412,396) in this work.